# Matters Omitted from Materials in Paper-based Format

## Employees of the Group

## Principal Offices of the Group

## Matters regarding Stock Acquisition Rights, etc. of the Company

## Matters regarding the Accounting Auditor

## System to Ensure Appropriate Conduct of Operations

## Matters regarding Specified Wholly Owned Subsidiary

## Others

## Notes to Consolidated Financial Statements

## Notes to Non-Consolidated Financial Statements

## Certified Copy of the Accounting Auditor's Report of Consolidated Financial Statements

### (From April 1, 2024 to March 31, 2025)

Sumitomo Mitsui Financial Group, Inc.

# Employees of the Group

| | March 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Wholesale Business Unit | Retail Business Unit | Global Business Unit | Global Markets Business Unit | Head Office Account |
| Number of employees | 8,745 | 26,979 | 69,590 | 1,371 | 16,293 |

(Notes) 1. The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (9,903 persons as of March 31, 2025).

2. The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

3. The businesses handled by each business unit are the following.

| | |
|---|---|
| Wholesale Business Unit: | Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers |
| Retail Business Unit: | Businesses mainly dealing with domestic individual customers |
| Global Business Unit: | Businesses dealing with international (including Japanese) corporate customers in overseas countries |
| Global Markets Business Unit: | Businesses dealing with financial markets |
| Head Office account: | Businesses other than those above |

# Principal Offices of the Group

| Company name | Reportable segment | Principal office | | Number of branches<br>As of March 31, 2025 |
|---|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit | Domestic | Head Office<br>Tokyo Main Office<br>Osaka Head Office<br>Kobe Main Office, etc. | 925 |
| | Head Office Account | Overseas | New York Branch, etc. | 42 |
| SMBC Trust Bank Ltd. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Head Office Account | Head Office, etc. | | 34 |
| SMBC Nikko Securities Inc. | Wholesale Business Unit<br>Retail Business Unit<br>Global Business Unit<br>Global Markets Business Unit<br>Head Office Account | Head Office, etc. | | - |
| Sumitomo Mitsui Card Company, Limited | Wholesale Business Unit<br>Retail Business Unit | Tokyo Head Office<br>Osaka Head Office, etc. | | |
| SMBC Consumer Finance Co., Ltd. | Retail Business Unit | Head Office, etc. | | |
| The Japan Research Institute, Limited | Head Office Account | Tokyo Head Office<br>Osaka Head Office, etc. | | |
| Sumitomo Mitsui DS Asset Management Company, Limited | Head Office Account | Head Office, etc. | | |

(Notes)  1. The businesses handled by each business unit are the following.

Wholesale Business Unit:  Businesses dealing with domestic medium-to-large-sized and small-to-medium-sized corporate customers

Retail Business Unit:  Businesses mainly dealing with domestic individual customers

Global Business Unit:  Businesses dealing with international (including Japanese) corporate customers in overseas countries

Global Markets Business Unit:  Businesses dealing with financial markets

Head Office account:  Businesses other than those above

# Matters regarding Stock Acquisition Rights,etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of Sumitomo Mitsui Financial Group (hereinafter, "the Company") and its subsidiary Sumitomo Mitsui Banking Corporation (hereinafter, "SMBC"), in consideration of their execution of duties.

|  | Allotment date of stock acquisition rights | Number of stock acquisition rights | Type and number of shares subject to stock acquisition rights | Issue price (per stock acquisition right) | Exercise price (per share) | Exercise period |
|---|---|---|---|---|---|---|
| First series stock acquisition rights | August 13, 2010 | 1,026 | Common stock 307,800 shares | 221,500 yen | 1 yen | August 13, 2010 to August 12, 2040 |
| Second series stock acquisition rights | August 16, 2011 | 2,682 | Common stock 804,600shares | 187,200 yen | 1 yen | August 16, 2011 to August 15, 2041 |
| Third series stock acquisition rights | August 15, 2012 | 2,805 | Common stock 841,500 shares | 204,200 yen | 1 yen | August 15, 2012 to August 14, 2042 |
| Fourth series stock acquisition rights | August 14, 2013 | 1,157 | Common stock 347,100 shares | 415,900 yen | 1 yen | August 14, 2013 to August 13, 2043 |
| Fifth series stock acquisition rights | August 15, 2014 | 1,219 | Common stock 365,700 shares | 366,100 yen | 1 yen | August 15, 2014 to August 14, 2044 |
| Sixth series stock acquisition rights | August 18, 2015 | 1,324 | Common stock 397,200 shares | 490,400 yen | 1 yen | August 18, 2015 to August 17, 2045 |
| Seventh series stock acquisition rights | August 15, 2016 | 2,012 | Common stock 603,600 shares | 281,100 yen | 1 yen | August 15, 2016 to August 14, 2046 |

Note: On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Type and number of shares subject to stock acquisition rights took into account the stock split.

(1) Stock acquisition rights, etc. of the Company held by the Company's Directors and Executive Officers at the end of the fiscal year

| | Number of stock acquisition rights | Type and number of shares subject to stock acquisition rights | Directors (excluding Outside Directors) and Corporate Executive Officers | |
| | | | Number of holders | Number of stock acquisition rights |
|---|---|---|---|---|
| First series stock acquisition rights | 8 | Common stock<br><br>2,400 shares | 1 | 8 |
| Second series stock acquisition rights | 8 | Common stock<br><br>2,400 shares | 1 | 8 |
| Third series stock acquisition rights | 7 | Common stock<br><br>2,100 shares | 1 | 7 |
| Fourth series stock acquisition rights | 4 | Common stock<br><br>1,200 shares | 1 | 4 |
| Fifth series stock acquisition rights | 4 | Common stock<br><br>1,200 shares | 1 | 4 |
| Sixth series stock acquisition rights | 3 | Common stock<br><br>900 shares | 1 | 3 |
| Seventh series stock acquisition rights | 7 | Common stock<br><br>2,100 shares | 1 | 7 |

(Notes) 1. These stock acquisition rights shall not be allotted to Outside Directors.
2. On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Type and number of shares subject to stock acquisition rights took into account the stock split.

(2) Stock acquisition rights, etc. of the Company granted to employees, etc. during the fiscal year

Not applicable.

<p align="center">**Matters regarding the Accounting Auditor**</p>

**(1)    Accounting Auditor**

| Name | Compensation, etc. for the fiscal year | Other |
|---|---|---|
| KPMG AZSA LLC<br><br>Takashi Kondo<br>Designated Limited Liability Partner<br><br>Toshihiro Ozawa<br>Designated Limited Liability Partner<br><br>Bumbee Nishi<br>Designated Limited Liability Partner | Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act: 2,097 million yen<br><br>Of the above, compensation, etc. as Accounting Auditor: 356 million yen | 1. The Audit Committee confirmed and discussed the details of the audit plan, the status of performance of duties, and the basis for calculation of the estimate of compensation of the Accounting Auditor. As a result, the Audit Committee gave approval set forth in Article 399, Paragraphs 1 and 4 of the Companies Act for the compensation, etc. of the Accounting Auditor.<br>2. The Company paid the Accounting Auditor for the preparation of comfort letters, etc., which fell outside the scope of the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act. |

(Notes)  1.  Amounts less than one million yen have been rounded down.
2.  The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, "Of the above, compensation, etc. as Accounting Auditor" above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.
3.  Total amount of money and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 4,219 million yen. This total includes fund auditing compensation.

**(2)    Liability Limitation Agreement**

Not applicable.

**(3)    Indemnity Agreement**

Not applicable.

**(4)    Other Matters regarding the Accounting Auditor**

a. Policy for Decisions on Dismissal or Non-reappointment of Accounting Auditor
The Audit Committee discusses whether to dismiss the Accounting Auditor where they fall under any of the grounds set forth in each item of Paragraph 1 of Article 340 of the Companies Act. In addition to that, when it is determined to be difficult for the Accounting Auditor to appropriately execute his or her duty, the Audit Committee discusses whether to forward a proposal for the dismissal or non-reappointment of the Accounting Auditor to the general meeting of shareholders in accordance with Article 404, Paragraph 2, Item 2 of the Companies Act.

b. Matters regarding the Condition of Subsidiaries Audit
From among the Company's significant subsidiaries, SMBC Bank International plc, SMBC Bank EU AG, Sumitomo Mitsui Banking Corporation (China) Limited, PT Bank SMBC Indonesia Tbk and SMBC Americas Holdings, Inc. were audited by an Accounting Auditor other than the Company's (or by person(s) with equivalent qualifications in foreign countries).

## System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company, and operations of the Company and its subsidiaries (hereinafter, "the Group"), and has operated the systems. The outline is as follows:

| | |
|---|---|
| System for the storage and management of information related to the execution of duties by corporate executive officers | (Detail of the resolution)<br>The Company shall appropriately store and manage information related to the execution of duties by corporate executive officers in accordance with "Policies for Managing Information" and "Rules for Managing Information." |
| | (Operational status)<br>The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by corporate executive officers as well as information related to the execution of duties by corporate executive officers in accordance with "Policies for Managing Information" and "Rules for Managing Information." |
| System for policies concerning the management of risk of loss of the Group and others | (Detail of the resolution)<br>1. The Company shall establish "Policies on Comprehensive Risk Management" that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.<br>2. The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors.<br>3. The Management Committee, the executive officer and the department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph. |
| | (Operational status)<br>The Company has established "Policies on Comprehensive Risk Management," and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the "Policy for Risk Committee," the Risk Committee was called four times, and the risks considered to have particularly material impact on the Company's management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors four times. |
| System for ensuring the efficient execution of duties by corporate executive officers | (Detail of the resolution)<br>1. The Company shall formulate business plans to ensure the efficient execution of duties by corporate executive officers, and corporate executive officers shall execute business operations and manage operating results in accordance with the plans. |

| | 2. Each corporate executive officer shall appropriately allocate duties and delegate authority to executive officers and employees in accordance with "Regulations on Organization," "Regulations for Managing Subsidiaries and Affiliates" and other internal rules and regulations. |
|---|---|
| | (Operational status)<br>• The Board of Directors formulated and resolved the business plan for the fiscal 2025.<br>• Based on the business plan formulated and resolved by the Board of Directors, each corporate executive officer executed their respective duties appropriately, and at the same time, executive officers and employees, who had authority delegated in accordance with "Regulations on Organization" and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times. |

\* A management framework that clarifies the types and levels of risk to be taken or accepted for profit growth (risk appetite) and is appropriately incorporated into business operations.

| System for ensuring that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation | (Detail of the resolution)<br>1. The Company shall develop "Basic Policy on Compliance and Risk" and "Policies on Compliance Management" to ensure that the executive officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.<br>2. The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs for the effective functioning of the Group's compliance system, which shall be approved by the Board of Directors.<br>3. The Company shall formulate "Regulations on Assessment of Internal Control Over Financial Reporting" with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.<br>4. The Company shall establish a whistleblowing system to discover and correct violations of laws and regulations by the Group and its executive officers and employees at an early stage and ensure the appropriateness of its operations.<br>5. The Company shall establish a system for appropriately managing the Group's basic policy on dealing with antisocial forces, including, "the Group has nothing whatsoever to do with antisocial forces," "the Group rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary," and "the Group deals with antisocial forces systemically, in association with outside experts." |
|---|---|

| | |
|---|---|
| | 6. The Company shall formulate "Management Policy Concerning Conflicts of Interest" for the Group to prevent and manage conflict of interest with customers within the Group. |
| | 7. The Company shall formulate "SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing" for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the policies. |
| | 8. In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies. |
| | (Operational status)<br>• The Company formulated a compliance program under the Board of Directors as a practical implementation plan to achieve compliance within the Company. Based on the program, the Company made efforts to foster compliance awareness throughout the Group and enhance the system for countermeasures against money laundering and financing to terrorists. Regarding the progress of the program, the Compliance Committee including outside experts deliberated the program four times and the results were reported to the Board of Directors.<br>• In the fiscal year 2022, following the incident that resulted in the Company, SMBC Nikko Securities Inc. and Sumitomo Mitsui Banking Corporation being issued Administrative Disposition, the Company, SMBC Nikko Securities Inc. and Sumitomo Mitsui Banking Corporation formulated an improvement plan. In the current year, the Group steadily implemented efforts aimed at establishing and disseminating measures based on the improvement plan. In addition, the status of the establishment and dissemination of the improvement plan was verified three times by the Company's Board of Directors.<br>• In accordance with the rules including the "Regulations on Assessment of Internal Control Over Financial Reporting," the Company assessed its effectiveness, and reported it to the Audit Committee.<br>• Based on the Whistle-Blowing Guidelines for SMBC Group, the "SMBC Group Alarm Line" has been established and managed properly as a whistleblowing system for the entire Group. |

| | |
|---|---|
| | • The COI Controlling Office has properly managed conflicts of interest to prevent unfairly impairing customers' interests from occurring based on the "Management Policy Concerning Conflicts of Interest." In addition, COI Controlling Office conducts monitoring every six months and reports the results to Group CCO. There were no noteworthy events in the current fiscal year.<br>• The department in charge of internal audits conducted internal audits on departments of the Company as well as the Group in accordance with the "Group Internal Audit Charter" and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee in accordance with the "Policy for Audit Committee." |
| System for ensuring the appropriateness of business operations of the Group | (Detail of the resolution)<br>1. The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group's business execution and management. The Management Committee shall deliberate on important business execution matters before they are executed in accordance with the basic policies adopted by the Board of Directors.<br>2. The Company shall formulate the "Regulations for Managing Subsidiaries and Affiliates" and the "Rules for Managing the Group Companies Concerning Compliance" to maintain the Group's integrated compliance system and ensure the appropriateness of management in accordance with these rules and regulations.<br>3. The Company shall formulate the "Rules on Managing Intra-Group Transactions" to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and reported to the Audit Committee.<br>4. The Company shall formulate rules and regulations on basic matters for the management of the group companies, and include them in the "Regulations for Managing Subsidiaries and Affiliates", to determine the status of the execution of the duties of the group company's directors and ensure that they execute their duties efficiently. The Company shall operate and manage the group companies in accordance with these rules and regulations. |

| | |
|---|---|
| | (Operational status)<br>• Based on the basic policies adopted by the Board of Directors, the important matters on business execution for the Group were executed based on the Management Committee's deliberation and vote.<br>• Regarding transactions between companies of the Group, the Company has formulated "Rules on Managing Intra-Group Transactions" and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and reported to the Audit Committee. However, there is no corresponding transaction for the fiscal year 2024. |
| System for employees to assist the Audit Committee, including ensuring their independence from corporate executive officers and the effectiveness of instructions given to them | (Detail of the resolution)<br>1. The Company shall establish an Audit Committee Office to assist the Audit Committee in executing their duties.<br>2. The approval by the Audit Committee shall be required for matters regarding the employees of the Audit Committee Office, including performance review and transfers, to ensure their independence from the corporate executive officers.<br>3. Employees at the Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee.<br>4. The Company may assign General Managers, Senior Staff to Audit Committee to assist the Audit Committee to execute their duties. In this case, the approval of the Audit Committee shall be required for matters regarding the General Manager, Senior Staff to Audit Committee, including performance review and transfers.<br>5. General Managers and Senior Staff to the Audit Committee shall audit major subsidiaries of the Group in a way deemed necessary, such as by taking office as the corporate auditor of a subsidiary, and shall support the Audit Committee in performing their duties. |
| | (Operational status)<br>• The Company has established an Audit Committee Office to assist the Audit Committee in executing its audit duties. The employees at the Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee.<br>• The Company has assigned General Managers and Senior Staff to the Audit Committee to assist the Audit Committee to execute its duties. The General Managers and Senior Staff to the Audit Committee audited major companies of the Group in a way deemed necessary, such as by taking office as Corporate Auditor at such companies, and also assisted the duties of the Audit Committee. Personnel evaluation and transfer of the General Managers were conducted with the consent of the Audit Committee. |

| System for executive officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions | (Detail of the resolution)<br>1. Executive officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as "the whistleblower") to the Audit Committee. Further, in the case when the Audit Committee requests an explanation about such a discovery, the whistleblower shall promptly respond to the request.<br>2. The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company's department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Audit Committee based on its impact on business, or when requested to do so by the Audit Committee.<br>3. The Group's whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers to ensure that they shall not be treated unfairly because of whistleblowing. |
|---|---|
| | (Operational status)<br>• The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.<br>• The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group's whistleblowing guideline, and established and operated the system under which whistleblowers shall not be treated unfairly because of their use of the whistleblowing system. |

| | |
|---|---|
| System for ensuring effective auditing by the Audit Committee | (Detail of the resolution)<br>1. The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department reporting directly to the Audit Committee.<br>2. The basic policy and plan for internal audits shall be approved by the Audit Committee and the Board of Directors.<br>3. The Audit Committee shall instruct the department in charge of internal audits as the need arises, and the department shall conduct internal audits according to the instructions.<br>4. The representative executive officers shall endeavor to improve the efficiency of the audit function carried out by the Audit Committee by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures. |
| | (Operational status)<br>• The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis.<br>• The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors.<br>• The Audit Committee gave specific instructions to the department in charge of internal audits as necessary.<br>• The Representative Executive Officers exchanged opinions with Audit Committee Members four times, and endeavored to improve the efficiency of the Audit Committee's auditing function. |
| Bearing of expenses for the execution of duties by Audit Committee Members | (Detail of the resolution)<br>Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on the budget request of the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside an additional budget, except when the additional budget is obviously not necessary for executing their duties. |
| | (Operational status)<br>The Company set aside expense budget needed for executing their duties including on-site audits. |

# Matters regarding Specified Wholly Owned Subsidiary

| Company Name | Address | Total book value (millions of yen) | Total assets of the Company (millions of yen) |
|---|---|---|---|
| Sumitomo Mitsui Banking Corporation | 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan | 4,613,983 | 20,351,401 |

(Note) Amounts less than one million yen have been rounded down.

# Others

**Policy Regarding the Exercise of Authority Given to the Board of Directors Under the Articles of Incorporation Pursuant to Paragraph 1, Article 459 of the Companies Act**

The Company stipulated in Article 8 of its Articles of Incorporation that except as otherwise provided by applicable law, the Company may, by resolution of its Board of Directors, acquire for value its own shares with agreement of shareholders pursuant to Item 1, Paragraph 1 of Article 459 of the Companies Act. For the acquisition of its own shares, the Company will appropriately act after comprehensively assessing the status of its capital, investment opportunities for future growth and other factors.

# Notes to Consolidated Financial Statements

**< Significant Accounting Policies for Preparing Consolidated Financial Statements >**
The definitions of subsidiary company and subsidiary corporation (collectively referred to as "subsidiaries") as well as affiliate companies are pursuant to Article 2, Paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.
Amounts less than one million yen have been rounded down.

1. Scope of consolidation
   (1) Consolidated subsidiaries   172
       Principal companies:
           Sumitomo Mitsui Banking Corporation ("SMBC")
           SMBC Trust Bank Ltd.
           SMBC Nikko Securities Inc.
           Sumitomo Mitsui Card Company, Limited
           SMBC Consumer Finance Co., Ltd.
           JRI Holdings, Limited
           The Japan Research Institute, Limited
           Sumitomo Mitsui DS Asset Management Company, Limited
           SMBC Bank International plc
           SMBC Bank EU AG
           Sumitomo Mitsui Banking Corporation (China) Limited
           PT Bank SMBC Indonesia Tbk
           SMBC Americas Holdings, Inc.
           SMBC Guarantee Co., Ltd.

       Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2025 were as follows:
       JRI Holdings, Limited and 6 other companies were newly included in the scope of consolidation due to new establishment and other reasons.
       SMBC Finance Service Co., Ltd. was excluded from the scope of consolidation because of the merger, Polarify, Inc. and 8 other companies were excluded from the scope of consolidation as they ceased to be subsidiaries due to the sale and other reasons.
       PT Bank BTPN Tbk changed its name to PT Bank SMBC Indonesia Tbk.

   (2) Unconsolidated subsidiaries
       Principal company: SBCS Co., Ltd.
       6 of the unconsolidated subsidiaries were investment partnerships, and neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were excluded from the scope of consolidation pursuant to Article 63, Paragraph 1, Item 2 of the Regulation on Corporate Accounting.
       Other unconsolidated subsidiaries were excluded from the scope of consolidation because their total amounts of total assets, ordinary income, net income and retained earnings were immaterial respectively, as such, they did not hinder a rational judgment of the financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

   (3) Entities not regarded as subsidiaries even though the Company owns the majority of voting rights in its own account:
       Tamago & Company Inc.
       UDI Building Confirmations and Inspections. Inc.
       Fustnot Inc.
       Aqua Clara, inc.
       Aqua Clara Lemon Gas Holdings Co., Ltd.

       (Reasons not regarded as subsidiaries)
       The Company's consolidated subsidiary conducting investment business owned the majority of their voting rights primarily to obtain capital gains through investments or restructuring of their business, without any intent to control.

2. Application of the equity method
  (1)  Unconsolidated subsidiaries accounted for by the equity method 5
        Principal company: SBCS Co., Ltd.

  (2)  Equity method affiliates 239
        Principal companies:
            Sumitomo Mitsui Finance and Leasing Company, Limited
            Sumitomo Mitsui Auto Service Company, Limited

        Changes in the equity method affiliates in the fiscal year ended March 31, 2025 were as follows:
        Infcurion, Inc. and 16 other companies became equity method affiliates due to the acquisition of stocks and
        other reasons.
        90 companies were excluded from the scope of equity method affiliates as they ceased to be equity method
        affiliates due to the liquidation and other reasons.

  (3)  Unconsolidated subsidiaries not accounted for by the equity method
        6 unconsolidated subsidiaries not accounted for by the equity method were investment partnerships, and
        neither their assets nor profit/loss were substantially attributable to the said subsidiaries, and thus were
        excluded from the scope of equity method pursuant to Article 69, Paragraph 1, Item 2 of Regulation on
        Corporate Accounting.

  (4)  Affiliates not accounted for by the equity method
        Principal company: Park Square Capital / SMBC Loan Programme S.à r.l.

        Affiliates not accounted for by the equity method were also excluded from the scope of equity method
        because their total amounts in terms of net income and retained earnings were immaterial, and as such, they
        did not hinder a rational judgment of the Company's financial position and results of operations when
        excluded from the scope of equity method.

3. Accounting policies
  (1) Standards for recognition and measurement of trading assets/liabilities and trading income/losses
       Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis and recorded as "Trading income" and "Trading losses" on the consolidated statement of income.
       Securities and monetary claims purchased for trading purposes are stated at the period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.
       "Trading income" and "Trading losses" include interest received or paid during the fiscal year. The valuation differences of securities and monetary claims between the end of the fiscal year ended March 31, 2024 and the end of the fiscal year ended March 31, 2025 were also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the end of the fiscal year ended March 31, 2024 and the end of the fiscal year ended March 31, 2025 were also recorded in the above-mentioned accounts.
       In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

  (2) Standards for recognition and measurement of securities
       1) Debt securities that are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Other securities are carried at their period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Stocks with no market prices are carried at cost using the moving-average method.
          Net unrealized gains (losses) on other securities, net of income taxes, are included in "Net assets" except for the amount reflected on the gains or losses by applying fair value hedge accounting.
       2) Securities included in money held in trust are carried in the same method as in (1) and (2) 1) above.

  (3) Standards for recognition and measurement of derivative transactions
       Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.
       In terms of the evaluation of specific market risks and credit risks for derivative transactions, those fair values are calculated on a group basis of the financial assets and liabilities based on net asset or liability after offsetting.

  (4) Depreciation
       1) Tangible fixed assets (excluding lease assets)
          Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. The estimated useful lives of major items are as follows:
              Buildings:          7 to 50 years
              Others:             2 to 20 years
          Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.
       2) Intangible fixed assets
          Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).
       3) Lease assets
          Lease assets with respect to non-transfer ownership finance leases, which are recorded in "Tangible fixed assets," are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5) Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("Bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("Effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("Potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

SMBC, which is a consolidated subsidiary of the Company, applies Discounted Cash Flows ("DCF") method for claims of large borrowers exceeding a certain amount, of which borrowers categories are bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers and whole or part of loans are classified as "Past due loans (3 months or more)" or "Restructured loans" requiring close monitoring, and whose cash flows from collection of principals and interest can be rationally estimated. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, they are recorded by estimating the amount of expected loss in the next one year or three years. The estimated amount of expected loss is calculated by using the average ratio of loan-loss ratio or probability of default for certain periods in the past based on actual loan losses or default in the past one year or three years, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower's classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the credit review department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 242,971million yen.

(6) Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7) Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8) Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to executives, in the amount of deemed accrued at the period-end based on our internal regulations.

(9) Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the "V Point" which is the Group-wide point service program, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10) Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11) Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment results.

(12) Reserves under the special laws

The reserves under the special laws are reserves for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13) Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit to the period by the end of the fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

(14) Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15) Lease transactions

1) Recognition of income on finance leases

Interest income is allocated to each period.

2) Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

(16) Revenue recognition

1) Revenue recognition

Revenue from contracts with customers is recognized by identifying the satisfaction of performance obligation of each of the transactions based on the actual transaction of the contractual coverage.

2) Revenue recognition of major transactions

Regarding revenue from contracts with customers, the contractual coverage and timing of identifying the satisfaction of performance obligation of each item of fees and commissions are determined as follows.

Revenue for deposits and loans, mainly including the commission fees, etc. for account transfer and commissions for administration fees during the loan period of syndicated loans, is recognized when the transaction starts with the customer or over the period of the transaction of the related services.

Revenue for remittances and transfers, mainly including the fees for domestic and overseas remittances, is recognized when the related services are provided.

Revenue for securities-related business, mainly including trading commissions such as sales commissions of stocks and bonds, is recognized when the transaction starts with the customer.

Revenue for agency business, mainly including the accepted commissions between banks due to online alliances commission fees, etc. for proxy office management, is recognized when the transaction started with the customer or over the period of the transaction of the related service.

Revenue for safe deposits, mainly including storage fees for safekeeping deposit and usage fees of safes and protective boxes, is recognized over the period of the transaction of the related service.

Revenue for credit card business, mainly including merchant fees, is recognized when the credit sales data arrives.

Revenue for investment trusts, mainly including the commissions for processing sales and records management of investment trusts, etc., is recognized when the transaction starts with the customer or over the period of the transaction of the related service.

(17) Hedge accounting
    1) Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Committee Practical Guidelines No. 24, March 17, 2022) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

    2) Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Committee Practical Guideline No. 25, October 8, 2020) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Committee Practical Guidelines No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

    3) Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

    4) Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Committee Practical Guidelines No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from these interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(18) Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(19) Adoption of the group tax sharing system

The Company and certain consolidated domestic subsidiaries apply the group tax sharing system.

**\<Changes in accounting policies\>**
Application of Accounting Standard for Current Income Taxes, etc.

The Company applied the "Accounting Standard for Current Income Taxes" (ASBJ Statement No.27, October 28, 2022), the "Accounting Standard for Presentation of Comprehensive Income" (ASBJ Statement No.25, October 28, 2022) and the "Implementation Guidance on Accounting Standard for Tax Effect Accounting" (ASBJ Guidance No.28, October 28, 2022) from the beginning of the fiscal year ended March 31, 2025.

As for the revision of accounting classification of current income taxes (taxation on Other comprehensive income) in accordance with the transitional treatment stipulated in the proviso of Paragraph 20-3 of the Accounting Standard for Current Income Taxes and the proviso of Paragraph 65-2, Item 2 of the Implementation Guidance on Accounting Standard for Tax Effect Accounting, the cumulative effects of the retroactive application of the new accounting policies prior to the beginning of the fiscal year ended March 31, 2025, were adjusted to "Retained earnings" at the beginning of the fiscal year ended March 31, 2025. Furthermore, the corresponding amounts were appropriately allocated among "Capital surplus", "Valuation and translation adjustments" or "Total accumulated other comprehensive income," and new accounting standards were applied from the beginning of the fiscal year ended March 31, 2025. As a result, "Retained earnings" increased by ¥59,330 million and "Net unrealized gains on other securities" decreased by ¥59,330 million at the beginning of the fiscal year ended March 31, 2025.

As for the revision to review the treatment of gains or losses on sales arising from the sale of subsidiaries' stocks and others among consolidated companies in the consolidated financial statements, in cases where the gains or losses on sales are deferred for tax purposes, the Company applied the Implementation Guidance on Accounting Standard for Tax Effect Accounting from the beginning of the fiscal year ended March 31, 2025. There were no significant effects on the consolidated financial statements due to the application of the Implementation Guidance.

**<Notes to Significant Accounting Estimates >**

The items recorded in the consolidated financial statements for the fiscal year ended March 31, 2025, based on accounting estimates, which may have a potentially significant impact on the consolidated financial statements for the next fiscal year are as follows.

1. Reserve for possible loan losses
   (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

| | Millions of yen |
|---|---|
| Reserve for possible loan losses | 925,931 |

   (2)  Information on details of the significant accounting estimates for the identified item
Based on the assessment of all claims including loans and bills discounted conducted in accordance with the self-assessment procedures, and borrower category determined depending on their credit risk status, the following amounts are recorded as a reserve for possible loan losses.
- The estimated amount of expected loss calculated for each borrower category based on the average value of historical loan-loss ratio or probability of default over a certain past period is recorded as a reserve for loan losses
- As for claims classified as substandard or lower-level classifications whose cash flows from collection of principals and interest can rationally be estimated, the Discounted Cash Flows ("DCF") method is applied for ones with large borrowers of those claims and the amount calculated by the DCF method is recorded as a reserve for loan losses
- As for expected loss based on the future prospects with high probability, but cannot be reflected in historical loan-losses and in any individual borrower category, the amount deemed necessary based on an overall assessment is recorded as a reserve for loan losses

Reserve for possible loan losses recorded by the method above involves the following uncertainties in the process of estimation, hence requiring high-level managerial judgment.
- Consideration for qualitative factors including forward-looking information in determining borrower category
- Reasonable estimation of future individual cash flows in the DCF method
- Determination of a method for estimating expected loss based on future prospect in consideration of the latest economic environment and risk factors, and of the targeted portfolio

These may be affected by changes in the economic environment, which have a potentially significant impact on the amount of reserve for possible loan losses for the next fiscal year.

(Note) For the estimation of the reserve for possible loan losses in consideration of tariff measures in the U.S., the impact of the current international situation involving Ukraine, the impact of prolonged high interest rates overseas, and the changes in domestic business environment and other factors, refer to (Additional Information).

2. Impairment loss for fixed assets
   (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

| | Millions of yen |
|---|---|
| Tangible fixed assets | 1,006,556 |
| Intangible fixed assets | 1,017,322 |
| Losses on impairment of fixed assets | 7,052 |

   (2)  Information on details of the significant accounting estimates for the identified item
(Grouping of assets)
As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch is the smallest unit of asset group, and intangible fixed assets and assets of Head Office, etc. which do not produce independent cash flows are treated as corporate assets. Corporate assets that are reasonably deemed to be used solely by each business unit are identified as each business unit's corporate assets, and impairment assessments for these assets are conducted on a business unit basis together with other related fixed assets. As for other corporate assets, impairment is recognized on a company level.

(Identifying indication of impairment, and testing and calculating recognition of impairment loss)
Fixed assets that have an indication of impairment are tested for recognition of impairment loss, and if recognition is required, their book values are reduced to the recoverable amount and the reduced amount is recorded as impairment loss. Recoverable amount is either net realizable value, which is deducting expected disposal cost from fair value of the fixed asset, or value in use which is the present value of cash flows expected to derive from the continuous use and disposal of the fixed asset after use.

Future cash flows and the growth rate used for testing the recognition of impairment loss as well as for calculating value in use are determined based on the factors including the estimation or judgment by management and the market growth rate, etc. Discount rate used for calculating value in use is determined based on the market interest rate and other market conditions, and these may be affected by changes in economic and financial environment. Therefore, if modification is required, it may have a potentially significant impact on the amount of impairment loss for fixed assets for the next fiscal year.

3. Fair value of financial instruments
  (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025
       This is stated in (Notes to Financial Instruments).
  (2)  Information on details of the significant accounting estimates for the identified item
       This is stated in (Notes to Financial Instruments).

4. Reserve for losses on interest repayment
  (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

|  | Millions of yen |
| --- | --- |
| Reserve for losses on interest repayment | 242,127 |

  (2)  Information on details of the significant accounting estimates for the identified item
       Reserve for losses on interest repayment is recorded based on estimated amount of claim of repayment in preparing for future claims of interest repayment from the customers whose loans are offered at interest rates in excess of the ceiling prescribed under the Interest Rate Restriction Act.
       Estimated amount of claim for such repayment is calculated based on certain assumptions using the historical data regarding the number and amount of claims from customers. The trend in future claims of repayment from customers has a potentially significant impact on the amount of reserve for losses on interest repayment for the next fiscal year.

5. Retirement benefits expenses and retirement benefit obligations
  (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

|  | Millions of yen |
| --- | --- |
| Net defined benefit asset | 987,288 |
| Net defined benefit liability | 33,890 |
| Retirement benefit expenses included in general and administrative expenses | (26,369) |

  (2)  Information on details of the significant accounting estimates for the identified item
       Retirement benefit expenses and retirement benefit obligations for the defined benefit plans for employees are recorded based on various assumptions including discount rate, employee turnover and future salary increase rate.
       Discount rate is determined based on Japanese government bond yields, while the indicators such as employee turnover and future salary increase rate are determined based on historical data as well as the latest information on future outlook. Determining these key factors and metrics requires high-level managerial judgment, and if modifications are required, it may have significant impact on the amounts of retirement benefit expenses and retirement benefit obligations for the next fiscal year.

6. Deferred tax assets
  (1)  The amount recorded in the consolidated financial statements for the fiscal year ended March 31, 2025

|  | Millions of yen |
| --- | --- |
| Deferred tax assets | 71,261 |
| Deferred tax liabilities | 422,050 |

(2)  Information on details of the significant accounting estimates for the identified item
The amount of tax associated with temporary differences is recorded as deferred tax assets or deferred tax liabilities excluding the amount of tax that is not expected to be collected or paid in the future accounting periods. Deferred tax assets and deferred tax liabilities of the same taxable entity are offset and presented on a net basis.

While the recoverability of deferred tax assets is determined by reasonably estimating the scheduling of temporary differences and taxable income, in the event of changes to the scheduling of temporary differences, taxable income which is lower than initial estimation, or tax reform such as reduction of corporate income tax rate, there is a potentially significant impact on the amount of deferred tax assets for the next fiscal year.

<**Additional information**>
1. The estimates of reserve for possible loan losses in consideration of tariff measures in the U.S.
   Considering concerns over the potential future deterioration in the credit status of companies that are susceptible to rapid changes in the environment arising from the high tariff measures imposed by the U.S. on its trading partners, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the consolidated financial statements by the following method.
   For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.
   In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the country and industry, and estimating the impact of the tariff measures. As a result, an additional reserve for possible loan losses at a total of 46,500 million yen was recorded for such portfolios.

2. The estimates of reserve for possible loan losses related to the impact of the current international situation involving Ukraine
   Considering the uncertain business environment caused by the current international situation involving Ukraine, estimation of the reserve for possible loan losses associated with the Russia-related credits is reflected in the consolidated financial statements by the following method. The Russia-related credits are mainly related to corporate customers in Russia.
   For losses expected to be incurred in connection with individual borrowers based on the impact of economic sanctions imposed by governments of each country and the countermeasures taken by the Russian government, etc., a reserve for possible loan losses is provided by reviewing, as necessary, borrower categories based on the most recent available information. In addition, a reserve for possible loan losses is recorded as a reserve for claims originated in specific overseas countries at an amount deemed necessary in consideration of the political and economic situation in Russia.
   Furthermore, in light of the probability of delays in principal or interest payments and the easing of payment terms, etc. due to the prolonged impact of such economic sanctions and countermeasures, and the deterioration in the credit status of Russia including interest payments on Russian government bonds, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.
   Also, regarding certain funds, including collection of claims from customers in Russia, given the prolonged difficulty in collecting the funds through overseas remittances as a result of the Russian Presidential decree and instructions of the Central Bank of the Russian Federation, the impact of the countermeasure is estimated, and a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment.
   As a result, a reserve for possible loan losses at a total of 105,334 million yen was recorded for the Russia-related credits.

3. The estimates of reserve for possible loan losses related to the impact of prolonged high interest rates overseas
   Considering the continually increasing burden of interest payments on companies due to prolonged high interest rates overseas, the estimation of the reserve for possible loan losses associated with such an impact is reflected in the consolidated financial statements by the following method.
   For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, borrower category based on the most recent available information.
   In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and industry, and estimating the impact of changes in the market conditions and the prolonged high interest rates. As a result, an additional reserve for possible loan losses at a total of 35,000 million yen was recorded for such portfolios.

4. The estimates of reserve for possible loan losses in consideration of changes in the domestic business environment and other factors

For certain portfolios, the estimation of the reserve for possible loan losses associated with impacts including changes in the domestic business environment such as continuously inflated raw material prices and an increase in labor cost, along with changes in the financial environment such as an increase in the policy interest rate, is reflected in the consolidated financial statements by the following method, considering concerns over the future deterioration in credit conditions.

For potential losses expected to be incurred related to individual borrowers due to deteriorating business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, the borrower category based on the most recent available information.

In addition, for potential losses which cannot be reflected in any individual borrower category, a reserve for possible loan losses is recorded at an amount deemed necessary based on an overall assessment. The assessment includes specifying the portfolios that are considered to be easily affected by the abovementioned factors from the perspectives of the forms of lending and ability of debt repayment, and estimating the impact of changes in the market condition. As a result, an additional reserve for possible loan losses at a total of 12,000 million yen was recorded for such portfolios.

**\<Notes to Consolidated Balance Sheet\>**

1. Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2. Amounts less than one million yen have been rounded down.

3. Japanese government bonds and Japanese local government bonds under "Securities" and trading securities under "Trading assets" included total of 292,354 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge. Among the unsecured borrowed securities, securities held under resale agreements and securities borrowing transactions with cash collateral, those with rights to sell or pledge without restrictions included 9,358,574 million yen of securities pledged, 75,718 million yen of securities lent and 13,396,963 million yen of securities held without being disposed as of the consolidated balance sheet date.

4. Claims under the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims were items that are recorded under the following items on the consolidated balance sheet: bonds included in "Securities" (limited to bonds for which the redemption of principal and the payment of interest in whole or in part were guaranteed, and that were issued through private placements (under Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)), loans and bills discounted, foreign exchanges, accrued interest and suspense payments included in "Other assets," and customers' liabilities for acceptances and guarantees. If security lending listed in the notes was conducted, such securities (limited to those based on loan for a use agreement or lease agreement) were also included in the claims.

| | | |
|---|---:|---|
| Bankrupt and quasi-bankrupt loans: | 75,234 | million yen |
| Doubtful loans: | 454,767 | million yen |
| Substandard loans: | 351,693 | million yen |
| Past due loans (3 months or more) | 60,843 | million yen |
| Restructured loans | 290,850 | million yen |
| Subtotal: | 881,696 | million yen |
| Normal loans: | 130,080,805 | million yen |
| Total: | 130,962,501 | million yen |

Bankrupt and quasi-bankrupt loans are claims to borrowers who have fallen into bankruptcy due to reasons such as commencement of bankruptcy proceedings, commencement of rehabilitation proceedings, or petition for commencement of rehabilitation proceedings, and other similar claims.

Doubtful loans are claims to borrowers who have not yet become bankrupt but whose financial condition and business performance have deteriorated and it is highly probable that the loan principal cannot be recovered and interest cannot be received in accordance with the contract, excluding bankrupt and quasi-bankrupt loans.

Past due loans (3 months or more) are loans for which the payment of principal or interest has been delayed for three months or more from the day after the agreed-upon payment date, excluding bankrupt and quasi-bankrupt loans and doubtful loans.

Restructured loans are loans on which terms and conditions have been amended in favor of the borrower with the objective of assisting the borrower's financial recovery, such as by reducing or exempting interest, postponing interest payment and principal repayment, and forgiving debts, excluding bankrupt and quasi-bankrupt loans, doubtful loans, and past due loans (3 months or more).

Normal loans are loans that do not fall under the classification of bankrupt and quasi-bankrupt loans, doubtful loans, past due loans (3 months or more), and restructured loans, and where the borrower has no financial or business performance problems.

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

5. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The Company's banking subsidiaries have the right to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 870,770 million yen.

6. Assets pledged as collateral were as follows:

Unit: millions of yen

|  |  |
|---|---:|
| Assets pledged as collateral: | |
| Cash and due from banks | 3,790 |
| Trading assets | 1,891,203 |
| Securities | 13,009,593 |
| Loans and bills discounted | 10,728,100 |
| Liabilities corresponding to assets pledged as collateral: | |
| Payables under repurchase agreements | 12,670,866 |
| Payables under securities lending transactions | 1,595,624 |
| Borrowed money | 8,331,558 |
| Bonds | 758,629 |

In addition, cash and due from banks of 16,952 million yen, trading assets of 1,198,444 million yen, securities of 8,351,529 million yen and loans and bills discounted of 553,201 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 1,925,437 million yen, surety deposits of 80,006 million yen, margins of futures markets of 56,775 million yen and other margins of 100,799 million yen.

7. Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 91,090,878 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 56,556,826 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily affect actual future cash flow. Many of these commitments include clauses under which an application from customers can be rejected or contract amounts can be reduced in the event that economic conditions change, the necessity for securing claims, or other events occur. In addition, at the time of contract, collateral such as premises and securities are requested to be pledged. Also, after concluding the contracts, the customer's financial positions are monitored regularly based on internal procedures, and necessary measures such as revising contracts and securing claims are taken when such needs arise.

8. SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with "Act on Revaluation of Land" (the "Act") (Act No. 34, effective March 31, 1998) and "Act for Partial Revision of Act on Revaluation of Land" (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the Company's share of net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Net assets."

Date of the revaluation
SMBC: March 31, 1998 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)
SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of "Order for Enforcement of Act on Revaluation of Land" (Cabinet Order No. 119 effective March 31, 1998).

9. Accumulated depreciation on tangible fixed assets amounted to 857,729 million yen.

10. Deferred gain on tangible fixed assets deductible for tax purposes amounted to 50,549 million yen.

11. The balance of subordinated borrowings included in "Borrowed money" was 176,000 million yen.

12. The balance of subordinated bonds included in "Bonds" was 3,153,557 million yen.

13. The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in "Securities" was 1,006,735 million yen.

14. Stock options
    Outline of stock options and changes
    (1) The Company
    1) Outline of stock options

| Date of resolution | July 28, 2010 | July 29, 2011 | July 30, 2012 | July 29, 2013 |
|---|---|---|---|---|
| Title and number of grantees | Directors of the Company 8<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 2<br>Directors, Corporate Auditors and Executive Officers of SMBC 69 | Directors of the Company 9<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 2<br>Directors, Corporate Auditors and Executive Officers of SMBC 71 | Directors of the Company 9<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 2<br>Directors, Corporate Auditors and Executive Officers of SMBC 71 | Directors of the Company 9<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 3<br>Directors, Corporate Auditors and Executive Officers of SMBC 67 |
| Number of stock options (Note) | Common shares 307,800 | Common shares 804,600 | Common shares 841,500 | Common shares 347,100 |
| Grant date | August 13, 2010 | August 16, 2011 | August 15, 2012 | August 14, 2013 |
| Condition for vesting | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. |
| Requisite service period | From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011 | From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012 | From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013 | From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014 |
| Exercise period | August 13, 2010 to August 12, 2040 | August 16, 2011 to August 15, 2041 | August 15, 2012 to August 14, 2042 | August 14, 2013 to August 13, 2043 |

| Date of resolution | July 30, 2014 | July 31, 2015 | July 26, 2016 |
|---|---|---|---|
| Title and number of grantees | Directors of the Company 10<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 2<br>Directors, Corporate Auditors and Executive Officers of SMBC 67 | Directors of the Company 8<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 4<br>Directors, Corporate Auditors and Executive Officers of SMBC 68 | Directors of the Company 8<br>Corporate Auditors of the Company 3<br>Executive Officers of the Company 5<br>Directors, Corporate Auditors and Executive Officers of SMBC 73 |
| Number of stock options (Note) | Common shares 365,700 | Common shares 397,200 | Common shares 603,600 |
| Grant date | August 15, 2014 | August 18, 2015 | August 15, 2016 |
| Condition for vesting | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. | Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC. |
| Requisite service period | From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015 | From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016 | From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017 |
| Exercise period | August 15, 2014 to August 14, 2044 | August 18, 2015 to August 17, 2045 | August 15, 2016 to August 14, 2046 |

(Notes) 1. Number of stock options has been converted and stated as number of shares.
2. On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Number of shares took into account the stock split.

2) Stock options granted and changes

Number of stock options (Notes)

| Date of resolution | July 28, 2010 | July 29, 2011 | July 30, 2012 | July 29, 2013 |
|---|---|---|---|---|
| Before vested | | | | |
| Previous fiscal year-end | 4,200 | 4,200 | 2,100 | 17,700 |
| Granted | — | — | — | — |
| Forfeited | — | — | — | — |
| Vested | — | — | — | 16,500 |
| Outstanding | 4,200 | 4,200 | 2,100 | 1,200 |
| After vested | | | | |
| Previous fiscal year-end | 76,800 | 272,400 | 299,100 | 70,200 |
| Vested | — | — | — | 16,500 |
| Exercised | 18,900 | 58,200 | 53,100 | 9,300 |
| Forfeited | — | — | — | — |
| Exercisable | 57,900 | 214,200 | 246,000 | 77,400 |

| Date of resolution | July 30, 2014 | July 31, 2015 | July 26, 2016 |
|---|---|---|---|
| Before vested | | | |
| Previous fiscal year-end | 23,400 | 33,900 | 132,000 |
| Granted | — | — | — |
| Forfeited | — | — | — |
| Vested | 900 | 900 | 62,100 |
| Outstanding | 22,500 | 33,000 | 69,900 |
| After vested | | | |
| Previous fiscal year-end | 57,000 | 32,700 | 44,700 |
| Vested | 900 | 900 | 62,100 |
| Exercised | 6,600 | — | 60,600 |
| Forfeited | — | — | — |
| Exercisable | 51,300 | 33,600 | 46,200 |

(Notes) 1.  Number of stock options has been converted and stated as number of shares.
  2.  On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Number of shares took into account the stock split.

Price Information

| Date of resolution | July 28, 2010 | July 29, 2011 | July 30, 2012 | July 29, 2013 |
|---|---|---|---|---|
| Exercise price (yen) | 1 | 1 | 1 | 1 |
| Average exercise price (yen) | 3,244 | 3,505 | 2,982 | 3,151 |
| Fair value at the grant date (yen) | 738 | 624 | 681 | 1,386 |

| Date of resolution | July 30, 2014 | July 31, 2015 | July 26, 2016 |
|---|---|---|---|
| Exercise price (yen) | 1 | 1 | 1 |
| Average exercise price (yen) | 3,133 | — | 2,963 |
| Fair value at the grant date (yen) | 1,220 | 1,635 | 937 |

3) Method of estimating the number of stock options vested
  Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

(2) SMBC Wevox, Inc.,
1) Outline of stock options

| Date of resolution | March 13, 2024 |
|---|---|
| Title and number of grantees | Directors                                    2 |
| Number of stock options (Note) | Common shares                    40 |
| Grant date | March 13, 2024 |
| Condition for vesting | (a)Upon exercising stock acquisition rights, the common shares of SMBC Wevox, Inc. shall be listed on the financial instruments exchanges in Japan, and the persons to whom stock acquisition rights are granted (hereinafter, "Grantee") may exercise them in accordance with the following periods and allotment ratio.<br>　(i)From the listing date up to and including the corresponding day of three years later<br>50% of the stock acquisition rights subscribed for by the Grantee upon allocation.<br>　(ii) After the following day of the above (i)<br>All of the stock acquisition rights subscribed for by the Grantee upon allocation.<br><br>(b)The Grantee is required to continuously hold the title of Director at SMBC Wevox, Inc., from the grant date of the stock acquisition rights until the time they are exercised. However, this is not the case if approved by the Board of Directors.<br><br>(c)If the common shares of SMBC Wevox, Inc., are delisted from the financial instruments exchanges in Japan after being listed, the Grantee will not be able to exercise their stock acquisition rights.<br><br>(d)If the Grantee dies, the heirs of the Grantee cannot exercise the stock acquisition rights. However, if approved by the Board of Directors, the heirs of the Grantee may exercise the stock acquisition rights.<br><br>(e)The Grantee may not exercise stock acquisition rights during any year (calendar year) within the exercise period if the total exercise amount of the stock acquisition rights exceeds 12 million yen per year (or the revised amount if amendments are made to the Special Taxation Measures Law).<br><br>(f)Other conditions shall be as stipulated in the stock acquisition rights allotment agreement concluded between SMBC Wevox, Inc., and the Grantee based on the resolution of the Board of Directors. |
| Requisite service period | Not specified |
| Exercise period | March 14, 2027 to March 13, 2034 |

(Note)Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes
Number of stock options (Note)

| Date of resolution | March 13, 2024 |
|---|---|
| Before vested | |
|   Previous fiscal year-end | 40 |
|   Granted | — |
|   Forfeited | — |
|   Vested | — |
|   Outstanding | 40 |
| After vested | |
|   Previous fiscal year-end | — |
|   Vested | — |
|   Exercised | — |
|   Forfeited | — |
|   Exercisable | — |

(Note)Number of stock options has been converted and stated as number of shares.

Price Information

| Date of resolution | March 13, 2024 |
|---|---|
| Exercise price (yen) | 100,000 |
| Average exercise price (yen) | — |
| Fair value at the grant date (yen) | — |

3) Method of estimating fair unit value of stock options
As SMBC Wevox, Inc., was a private company at the time of granting stock options, the fair unit value of the stock options is calculated based on the intrinsic value per unit. In addition, the valuation method for the company's own shares, which forms the basis for calculating the intrinsic value per unit, uses the price calculated by the net asset method.

4) Method of estimating the number of stock options vested
Only the actual number of forfeited stock options is reflected, in principle, because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

5) The total intrinsic value at the end of the fiscal year ended March 31, 2025 based on the intrinsic value of the stock options, and the total intrinsic value on the exercise date of stock options that had been exercised during the fiscal year ended March 31, 2025.
(a)The total intrinsic value at the end of the fiscal year ended March 31, 2025      — million yen
(b)The total intrinsic value exercised during the fiscal year ended March 31, 2025      — million yen

<**Notes to Consolidated Statement of Income**>
1. Classifications of income and expenses in the consolidated statement of income conformed to the Ordinance for Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).
2. Amounts less than one million yen have been rounded down.
3. "Other" in the "Other income" included gains on sales of stocks and others of 558,553 million yen.
4. "Other" in "Other expenses" included write-off of loans of 151,583 million yen and provision for reserve for losses on interest repayment of 141,500 million yen.
5. The difference between the recoverable amount and the book value of the following assets was recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in the fiscal year.

Year ended March 31, 2025

| Area | Purpose of use | | Type | Impairment loss |
|---|---|---|---|---|
| Tokyo metropolitan area | Idle assets | 127 items | Land and buildings, etc. | 1,355 million yen |
| | Corporate asset | 1 item | | 7 million yen |
| Kinki area | Idle assets | 36 items | Land and buildings, etc. | 518 million yen |
| Other areas in Japan | Branches | 1 item | Land and buildings, etc. | 1 million yen |
| | Idle assets | 806 items | | 2,991 million yen |
| Europe | Idle asset | 1 item | Buildings | 644 million yen |
| — | — | | Software, etc. | 1,534 million yen |

As for land and buildings, etc., each branch, which continuously manages and determines its income and expenses, was the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Intangible fixed assets and assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which did not produce independent cash flows at headquarters were treated as corporate assets. Some subsidiaries such as SMBC, a consolidated subsidiary of the Company, utilized management accounting framework to identify corporate assets that were reasonably deemed to be used solely by each business unit as each business unit's corporate assets, and conducted impairment assessment on a business unit basis together with other related fixed assets.

As for idle assets, the assets group for recognition and measurement of impairment loss was each individual property level. The carrying amounts of idle assets were reduced to their recoverable amounts, and the reduced amounts were included in "Extraordinary losses" as "Losses on impairment of fixed assets," if there were indicators that the invested amounts might not be recoverable. The recoverable amount was calculated using net realizable value, which was basically determined by subtracting the expected disposal cost from the real estate appraisal value.

**\<Notes to Consolidated Statement of Changes in Net Assets\>**

1. Amounts less than one million yen have been rounded down.

2. Type and number of shares issued and treasury stock

Year ended March 31, 2025                               Unit: number of shares

| | As of beginning of the fiscal year | Increased in the fiscal year | Decreased in the fiscal year | As of the fiscal year-end | Remarks |
|---|---|---|---|---|---|
| Shares issued | | | | | |
| Common stock | 1,337,529,084 | 2,616,696,274 | 69,779,900 | 3,884,445,458 | (Notes 1, 2) |
| Total | 1,337,529,084 | 2,616,696,274 | 69,779,900 | 3,884,445,458 | |
| Treasury stock | | | | | |
| Common stock | 23,587,866 | 56,937,950 | 69,873,968 | 10,651,848 | (Notes 3, 4, 5) |
| Total | 23,587,866 | 56,937,950 | 69,873,968 | 10,651,848 | |

(Notes)

1. The increase of 2,616,696,274 shares in the total number of shares issued comprises the increase of 341,902 shares due to the issuance of new stocks as stock-based compensation and the increase of 2,616,354,372 shares due to the stock split.

2. The decrease of 69,779,900 shares in the total number of shares issued was due to the cancellation of treasury stocks.

3. The increase of 56,937,950 shares in the number of the treasury common stock comprises the increase of 26,150 shares due to the purchases of fractional shares, the increase of 149,000 shares due to the acquisition of the Company's shares held by the Stock grant trust for employees ("the Trust"), the increase of 49,647,900 shares due to the repurchase of treasury stocks, and the increase of 7,114,900 shares due to the stock split.

4. The decrease of 69,873,968 shares in the number of treasury common stock comprises the decrease of 93,968 shares due to the sales of fractional shares as well as exercise of stock options, the decrease of 100 shares due to the sales of the Company's shares held by the Trust, and the decrease of 69,779,900 shares due to the cancellation of treasury stocks.

5. The number of treasury common stock at the end of the fiscal year of 10,651,848 shares included 446,700 shares of the Company held by the Trust.

3. Information on stock acquisition rights

March 31, 2025

| | Detail of stock acquisition rights | Type of shares | Number of shares | | | | Balance as of the fiscal year-end (millions of yen) | Remarks |
|---|---|---|---|---|---|---|---|---|
| | | | Beginning of the fiscal year | Increase in the fiscal year | Decrease in the fiscal year | Fiscal year-end | | |
| The Company | Stock acquisition rights as stock options | | - | | | | 767 | |
| Total | | | | | | | 767 | |

4. Information on dividends:
(1) Dividends paid in the fiscal year

| Date of resolution | Type of shares | Cash dividends (millions of yen) | Cash dividends per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|
| Ordinary General Meeting of Shareholders held on June 27, 2024 | Common stock | 177,382 | 135 | March 31, 2024 | June 28, 2024 |
| Meeting of the Board of Directors held on November 14, 2024 | Common stock | 234,858 | 180 | September 30, 2024 | December 3, 2024 |

(2) Dividends with a record date that falls in the current fiscal year but whose effective date falls in the next fiscal year

| Date of resolution | Type of shares | Cash dividends (millions of yen) | Source of dividends | Cash dividends per share (yen) | Record date | Effective date |
|---|---|---|---|---|---|---|
| Ordinary General Meeting of Shareholders held on June 27, 2025 | Common stock | 240,202 | Retained earnings | 62 | March 31, 2025 | June 30, 2025 |

**<Notes to Financial Instruments>**
1. Status of financial instruments
   (1)  Policies on financial instruments

       The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

       These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers' hedging needs to control market risk associated with deposit taking and lending ("ALM purposes"), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. ("Trading purposes"). At SMBC, the Company's major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept., the Global Investment Dept., and Portfolio Investment Dept. of the Treasury Unit, while derivative transactions for the Trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for the both ALM and Trading purposes are undertaken by the Treasury Dept., Asia Pacific Division in Asia Pacific region, and the Treasury Dept., East Asia Division in East Asia region).

   (2)  Details of financial instruments and associated risks
      1) Financial assets

         The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for the ALM purpose, as well as the Trading and held-to-maturity purposes. Stocks are held mainly for strategic investment purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower's/issuer's financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

      2) Financial liabilities

         Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds with special clauses specifying that the repayment order of borrowing or bond subordinates to other borrowings or bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group's creditworthiness or other factors. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

      3) Derivative transactions

         Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives. Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty's financial conditions. These risks are properly monitored and managed based on "(3) Risk management framework for financial instruments" below.

         Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in "(Significant Accounting Policies for Preparing Consolidated Financial Statements), 3. Accounting policies, (17) Hedge accounting."

   (3)  Risk management framework for financial instruments

       The fundamental matters on risk management for the entire Group are set forth in "Policies on Comprehensive Risk Management." The Company's Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to monitor, manage, and assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening

related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important group companies.

1) Management of credit risk

All group companies follow the fundamental principles established by the Group to manage credit risk on a group-wide basis. Each Group company must comprehensively manage credit risk according to the nature of its business, and manage credit risk of individual loans and credit portfolios quantitatively and using consistent standards.

(a) Credit risk management system

At the Group, the Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Department is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group credit policies, manages non-performing loans, and performs other aspects of credit portfolio management. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company's major consolidated subsidiary, the Credit & Investment Planning Department within the Risk Management Unit furnishes the credit risk management system and is thus responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also cooperates with the Corporate Risk Management Department and Risk Management Information Dept in quantifying credit risk (risk capital and risk-weighted assets) and controls SMBC's entire credit risk. Moreover, the Credit & Investment Planning Dept. works to stabilize SMBC's overall credit portfolio through selling credit derivatives and loan claims.

The credit department in charge, in cooperation with branches, conducts credit risk assessments and manages credit portfolios within each credit department's jurisdiction. The credit approval authority is determined based on the credit amount and internal grades, while credit departments focus on the analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans of borrowers classified as potentially bankrupt or lower. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the conditions of major borrower companies and identify those with potentially troubled credit positions at an early stage.

Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC's oversight system for undertaking flexible and efficient control of credit risks, and ensuring the overall soundness of the SMBC's loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, the accuracy of gradings and self-assessment, and the state of credit risk management, and reports the results directly to the Management Committee and the Audit Committee.

(b) Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio's soundness and medium-term profitability.

- Appropriate risk-taking within capital

To take risks within the acceptable level of capital, the Company sets upper limits for overall risk capital, which is an indicator of the risk appetite reflecting soundness, based on the risk appetite and portfolio plan of each business unit and monitor credit risk capital as a breakdown of overall risk capital.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company's capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country's creditworthiness.

- Researching borrowers more rigorously and balancing risk and returns

The Group rigorously researches borrower companies' actual conditions. The Group runs credit operations on the basic principle of earning returns that are commensurate with the credit risk involved, and makes every effort to reduce credit and capital costs as well as general and administrative expenses.

- Preventing and reducing non-performing loans

On non-performing loans and potential non-performing loans, the Company carries out regular loan reviews to clarify handling policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers' business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial products, such as investments in certain funds, securitized products, and credit derivatives, that bear indirect risk arising from underlying assets such as bonds and loan obligations are considered to be exposed to both credit risk from the underlying assets as well as "market risk" and "liquidity risk" that arise from their trading as financial products. This is referred to as a marketable credit risk. For these types of products, the Company manages credit risk by analyzing and assessing the characteristics of the underlying assets, but, for the sake of complete risk management, the Company also applies the methods for management of market and liquidity risks. In addition, the Company has established guidelines based on the characteristics of these types of risks and appropriately manage the risk of losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2) Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations to establish a highly effective system of mutual checks and balances.

(a) Market and liquidity risk management systems

In accordance with the basic risk management policy for the entire Group decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of the market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept. and Risk Management Information Dept., which are independent from the business units that directly handle market transactions, manage market and liquidity risks in an integrated manner. These departments not only monitor the current risk situations but also report regularly to the Management Committee and the Audit Committee. Furthermore, the ALM Committee at SMBC, the Company's major consolidated subsidiary, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee and the Audit Committee.

(b) Market and liquidity risk management methodology

- Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders' equity and other factors in accordance with the business operating policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1%

based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in fair value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2025, the total VaR of SMBC and its major consolidated subsidiaries was 63.4 billion yen for the banking activities, 40.8 billion yen for the trading activities and 1,323.4 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

The Company manages liquidity risk based on the framework of "setting risk appetite measures" and "establishing contingency plans." Risk appetite measures are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained under the stress conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4) Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments have been calculated based on certain assumptions and may differ if different assumptions are used.

2. Matters concerning fair value of financial instruments and breakdown by input level
   The amounts on the consolidated balance sheet, the fair value of financial instruments as well as the difference between them, and fair value by input level are as follows.
   The amounts shown in the following tables do not include stocks with no market price, etc., and investments in partnerships (refer to (4)).
   The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value measurement.
   Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability
   Level 2: Fair value determined based on directly or indirectly observable inputs other than Level 1 inputs
   Level 3: Fair value determined based on significant unobservable inputs
   If multiple inputs with a significant impact are used for the fair value measurement of a financial instrument, the financial instrument is classified as the lowest priority level of fair value measurement in which each input belongs.

(1)  Financial assets and liabilities at fair value on the consolidated balance sheet

Unit: millions of yen

| March 31, 2025 | Consolidated balance sheet amount | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| Monetary claims bought | — | 114,591 | 381,139 | 495,731 |
| Trading assets | | | | |
| Securities classified as trading purposes | 4,801,509 | 1,295,209 | 43,952 | 6,140,671 |
| Money held in trust | — | 32,272 | — | 32,272 |
| Securities | | | | |
| Other securities | 23,919,223 | 14,017,061 | 6,276 | 37,942,561 |
| Total assets | 28,720,732 | 15,459,135 | 431,368 | 44,611,236 |
| Trading liabilities | | | | |
| Trading securities sold for short sales | 4,507,157 | 328,309 | — | 4,835,466 |
| Total liabilities | 4,507,157 | 328,309 | — | 4,835,466 |
| Derivative transactions (Note 1, 2) | | | | |
| Interest rate derivatives | (12,073) | (221,335) | 4,121 | (229,287) |
| Currency derivatives | 2,496 | (314,414) | 20,476 | (291,440) |
| Equity derivatives | 14,522 | 119,839 | 4,086 | 138,449 |
| Bond derivatives | 123 | 304 | — | 428 |
| Commodity derivatives | 10 | 1,136 | — | 1,147 |
| Credit derivative transactions | — | (9,086) | 3,203 | (5,883) |
| Total derivative transactions | 5,081 | (423,556) | 31,888 | (386,585) |

(Notes) 1.  The amounts collectively represent the derivative transactions which are recorded in "Trading assets," "Trading liabilities," "Other assets," and "Other liabilities." Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in round brackets.
        2.  As for derivative transactions applying hedge accounting, (1,728,482) million yen was recorded on the consolidated balance sheet.
            These were interest rate swap and other derivative transactions designated as hedging instruments for stabilizing cash flows of loans and bills discounted, etc., that were hedged items. The Company mainly applied deferred hedge accounting for those derivative transactions.

—40—

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges, Call money and bills sold, Payable under repurchase agreements, Payable under securities lending transactions, Commercial papers, Short-term bonds payable, and Due to trust account are not included in the following tables since they are mostly short-term, and their fair values approximate their carrying amounts.

Unit: millions of yen

| March 31, 2025 | Fair Value | | | | Consolidated balance sheet amount | Net unrealized gains (losses) |
|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | | |
| Monetary claims bought (Note) | — | — | 5,171,196 | 5,171,196 | 5,119,390 | 51,806 |
| Securities | | | | | | |
| Bonds classified as held-to-maturity | 255,558 | 12,681 | — | 268,240 | 274,414 | (6,174) |
| Loans and bills discounted | | | | | 111,136,239 | |
| Reserve for possible loan losses (Note) | | | | | (521,037) | |
| | — | — | 112,493,608 | 112,493,608 | 110,615,201 | 1,878,406 |
| Lease receivables and investment assets (Note) | — | — | 227,076 | 227,076 | 230,549 | (3,473) |
| Total assets | 255,558 | 12,681 | 117,891,881 | 118,160,121 | 116,239,556 | 1,920,565 |
| Deposits | — | 172,036,099 | | 172,036,099 | 171,498,651 | 537,448 |
| Negotiable certificates of deposit | — | 17,262,189 | — | 17,262,189 | 17,175,391 | 86,798 |
| Borrowed money | — | 11,176,826 | 53,333 | 11,230,159 | 11,355,209 | (125,049) |
| Bonds | — | 11,342,431 | 1,863,908 | 13,206,339 | 13,352,392 | (146,052) |
| Total liabilities | — | 211,817,547 | 1,917,241 | 213,734,789 | 213,381,644 | 353,145 |

(Note) General reserves and special reserves corresponding to loans were deducted. The reserve for possible loan losses on "Monetary claims bought" and "Lease receivables and investment assets" were deducted directly from consolidated balance sheet amounts since they were immaterial.

(3) Description of the valuation techniques and inputs used to measure fair value

Assets

Monetary claims bought

The fair values of subordinated trust beneficiary interests related to securitized housing loans among monetary claims bought are determined by estimating future cash flows using the probability of default, loss given default and prepayment rate, and assessing the value by deducting the value of senior beneficial interests, etc. from the value of underlying housing loans. The fair values of other transactions are, in principle, based on methods similar to the methods applied to Loans and bills discounted.

These transactions are mainly classified into Level 3.

Trading assets

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market prices at the end of the fiscal year ended March 31, 2025.

The fair values of such bonds and other securities are mainly classified into Level 1 depending on the level of market activity. When fair value is determined based on either the prices quoted by the financial institutions, or future cash flows discounted using observable inputs such as interests, spreads, and others, they are classified into Level 2.

The fair values of monetary claims held for trading purposes are calculated based on the present values of estimated future cash flows. Those present values are discounted at the risk-free interest rate which takes into account credit risk, liquidity risk, etc. They are classified into Level 3.

Money held in trust
    The fair values of money held in trust are, in principle, fair values of securities in trust property calculated by the same method as for securities that the Company owns. They are classified into Level 2.

Securities
    In principle, the fair values of stocks (including foreign stocks and listed investment trusts) are based on the market price as of the end of the fiscal year ended March 31, 2025. They are mainly classified into Level 1 depending on the level of market activity. The fair values of securities with market prices other than stocks are based on the market price as of the end of the fiscal year ended March 31, 2025. Japanese Government bonds, etc. are mainly classified into Level 1 and other bonds are classified into Level 2.
    The fair values of privately-placed bonds with no market prices are based on the present value of estimated future cash flows, taking into account the borrower's probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. However, the fair values of bonds, such as privately-placed bonds issued by bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers are based on the bond's book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. The fair values of investment trusts with no market prices are based on the net asset value.
    These transactions are mainly classified into Level 2.

Loans and bills discounted, and Lease receivables and investment assets
    Of these transactions, considering the characteristics of these transactions, the fair values of overdrafts with no specified repayment dates are their book values as they are considered to approximate their fair values.
    For short-term transactions, fair values are also their book values as they are considered to approximate their fair values.
    The fair values of long-term transactions are, in principle, based on the present value of estimated future cash flows taking into account the borrower's probability of default, loss given default, etc. Those present values are discounted by a rate comprising a risk-free interest rate with certain adjustment. At certain consolidated subsidiaries of the Company, the fair values are calculated based on the present values of estimated future cash flows, which are computed based on the contractual interest rate. Those present values are discounted by a rate comprising a risk-free rate and a credit risk premium.
    Regarding claims on bankrupt borrowers, effectively bankrupt borrowers, and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. The fair value is approximated by the amount derived from the claims' consolidated balance sheet amounts after deducting the allowance for doubtful accounts; therefore, this price is considered as the fair values.
    These transactions are classified into Level 3.

Liabilities
Trading liabilities
The fair values of bonds sold for short sales and other securities for the Trading purposes are, in principle, based on their market prices as of the end of the fiscal year ended March 31, 2024. They are mainly classified into Level 1.

Deposits and Negotiable certificates of deposit
Out of these transactions, the fair values of demand deposits and deposits without maturity are their book values. The fair values of transactions with a short-term remaining maturity are also their book values, as their book values are regarded to approximate their fair values. The fair values of transactions with a long-term remaining maturity are, in principle, based on the present value of estimated future cash flows discounted by the interest rate assuming that the same type of deposit is newly accepted until the end of the remaining maturity.
These transactions are classified into Level 2.

Borrowed money and Bonds
The fair values of short-term transactions are their book values, as their book values are considered to approximate their fair values. For long-term transactions, their fair values are based on the present value of estimated future cash flows discounted using the refinancing rate applied to the same type of instruments for the remaining maturity.
For transactions with the price quoted by industry associations, etc., fair value is based on the amount calculated by using the published price data, yield data, etc.
These transactions are mainly classified into Level 2.

Derivative transactions
The fair values of listed derivatives are based on their closing prices. The fair values of over-the-counter derivative transactions are based on the present value of the future cash flows, option valuation models, etc., using inputs such as interest rate, foreign exchange rate, stock price, commodity price, etc.
Over-the-counter derivative transactions takes into account the counterparty's and the Company's credit risks, and the liquidity risks of the unsecured lending funds. Listed derivative transactions are mainly classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if observable inputs are available or impact of unobservable inputs to the fair values is not significant. If the impact of unobservable inputs to the fair values is significant, they are classified into Level 3.

(4) Consolidated balance sheet amounts of stocks with no market prices, etc. and investments in partnership, etc. are as follows. In accordance with Paragraph 5 of the "Implementation Guidance on Disclosures about Fair Value of Financial Instruments" (ASBJ Guidance No.19, March 31, 2020) and Paragraph 24-16 of "Guidance for Application of Fair Value Measurement" (ASBJ Guidance No.31, June 17, 2021), these amounts are not included in "Trading assets" and "Securities" stated on the tables disclosed in "Matters concerning fair value of financial instruments and breakdown by input level:

Unit: millions of yen

|  | As of March 31, 2025 |
|---|---|
| Stocks with no market prices, etc. (Note 1, 2) | 234,537 |
| Investments in partnership, etc. (Note 2) | 502,861 |

(Notes) 1. Unlisted stocks are included in stocks with no market prices, etc.
2. Unlisted stocks and investments in partnerships totaling 31,187 million yen were written off in the fiscal year ended March 31, 2025.

**<Revenue Recognition>**

Information on breakdown of revenues from contracts with customers.

Unit: millions of yen

|  | As of March 31, 2025 |
|---|---|
| Ordinary income | 10,174,894 |
|   Fees and commissions | 1,874,934 |
|     Deposits and loans | 329,845 |
|     Remittances and transfers | 158,967 |
|     Securities-related business | 249,683 |
|     Agency | 8,608 |
|     Safe deposits | 4,025 |
|     Guarantees | 91,190 |
|     Credit card business | 483,539 |
|     Investment trusts | 191,627 |
|     Others | 357,446 |

(Note)    Fees and commissions obtained through Deposits and loans principally arise in the Wholesale Business Unit and the Global Business Unit, Remittances and transfers principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit, and the Global Business Unit, Credit card business principally arise in the Retail Business Unit, and Investment trusts principally arise in the Retail Business Unit and Head office account and others. Income based on "Accounting Standard for Financial Instrument" (ASBJ Statement No. 10, July 4, 2019) is also included in the table above.

**<Notes to Per Share Data>**

| | |
|---|---|
| Net assets per share: | 3,795.62  yen |
| Earnings per share attributable to owners of parent: | 301.55  yen |

(Note)    On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Net assets per share and Earnings per share attributable to owners of parent were calculated, assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2025.

# Notes to Non-Consolidated Financial Statements

**<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>**
1. Standards for recognition and measurement of securities
   As for the measurement of securities, investments in subsidiaries and affiliates are carried at cost using the moving-average method, and other securities are carried at fair value, and stocks with no market prices are carried at cost using the moving-average method.
   Net unrealized gains (losses) on other securities, are included in "Net assets."
2. Depreciation
   (1) Tangible fixed assets
   The straight-line method.
   (2) Intangible fixed assets
   Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 to 10 years).
3. Accounting method for deferred assets
   Bond issuance cost is expensed in full amount at the time of expenditure.
4. Translation of assets and liabilities denominated in foreign currencies
   Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at the exchange rate prevailing at the time of acquisition.
5. Accounting standards for reserves
   (1) Reserve for employee bonuses
   Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.
   (2) Reserve for executive bonuses
   Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.
6. Adoption of the group tax sharing system
   The Company applies the group tax sharing system with itself as the parent company.

**<Changes in accounting policies>**
Application of Accounting Standard for Current Income Taxes, etc.
   The Company applied the "Accounting Standard for Current Income Taxes" (ASBJ Statement No.27, October 28, 2022) and the "Implementation Guidance on Tax Effect Accounting" (ASBJ Guidance No.28, October 28, 2022) from the beginning of the fiscal year ended March 31, 2025.
   There were no significant effects on the Non-consolidated financial statements due to the application of the Accounting Standard and the Implementation Guidance.

**<Notes to Non-Consolidated Balance Sheet>**
1. Amounts less than one million yen have been rounded down.
2. Accumulated depreciation on tangible fixed assets: 5,073 million yen
3. Subordinated loans
   The current portion of long-term loans receivable from subsidiaries and affiliates, and long-term loans receivable from subsidiaries and affiliates were subordinated loans.
4. Subordinated bonds
   Bonds included subordinated bonds of 3,081,087 million yen.
5. Subordinated borrowings
   Long-term borrowings included subordinated borrowings of 81,000 million yen.
6. Guarantee liabilities
   The Company offered guarantees in the amount of 273,344 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to withdrawals of deposits by customers within Germany at SMBC.
7. Short-term monetary claims to affiliates:          1,800,665  million yen
   Long-term monetary claims to affiliates:         11,276,120  million yen
   Short-term monetary debts to affiliates:          1,687,333  million yen

**\<Notes to Non-Consolidated Statement of Income\>**
1. Amounts less than one million yen have been rounded down.
2. Related party transactions
   Operating income:                                        1,431,414  million yen
   Operating expenses:                                           6,997  million yen
   Transactions other than operating transactions:           19,486  million yen

**\<Notes to Non-Consolidated Statement of Changes in Net Assets\>**
1. Amounts less than one million yen have been rounded down.
2. Type and number of treasury stock:

Year ended March 31, 2025                                                      Unit: number of shares

|  | As of beginning of the fiscal year | Increased in the fiscal year | Decreased in the fiscal year | As of the fiscal year-end | Remarks |
|---|---|---|---|---|---|
| Treasury stock |  |  |  |  |  |
| Common stock | 23,587,866 | 56,937,950 | 69,873,968 | 10,651,848 | (Notes 1, 2, 3) |
| Total | 23,587,866 | 56,937,950 | 69,873,968 | 10,651,848 |  |

(Notes)
1. The increase of 56,937,950 shares in the number of the treasury common stock comprises the increase of 49,647,900 shares due to the repurchase of treasury stocks, the increase of 26,150 shares due to the purchases of fractional shares, the increase of 149,000 shares due to the acquisition of the Company's shares held by the Stock grant trust for employees ("the Trust"), and the increase of 7,114,900 shares due to the stock split.
2. The decrease of 69,873,968 shares in the number of treasury common stock comprises the decrease of 69,779,900 shares due to the cancellation of treasury stocks, the decrease of 100 shares due to the sales of the Company's shares held by the Trust, and the decrease of 93,968 shares due to the sales of fractional shares as well as exercise of stock options.
3. The number of treasury common stock at the end of the fiscal year of 10,651,848 shares included 446,700 shares of the Company held by the Trust.

**&lt;Notes to Tax Effect Accounting&gt;**
1. Breakdown of major factors leading to the occurrence of deferred tax assets and deferred tax liabilities

|  | Millions of yen |
|---|---:|
| Deferred tax assets | |
|     Shares of subsidiaries | 970,235 |
|     Others | 25,760 |
| Subtotal deferred tax assets | 995,996 |
| Valuation allowance | (993,519) |
| Total deferred tax assets | 2,476 |
| | |
| Deferred tax liabilities | |
|     Net unrealized gains (losses) on other securities | (8,395) |
|     Others | (1,328) |
| Total deferred tax liabilities | (9,723) |
| Net amount of deferred tax assets | (7,246) |

2. Amendment of deferred tax assets and liabilities amounts according to the change in income tax rate, etc.

"Special defense surtax" will be imposed on corporate income tax amounts for fiscal years beginning on or after April 1, 2026, pursuant to "Act for Partial Amendment of the Income Tax Act, etc." (Act No.13, 2025), enacted on March 31, 2025. Consequently, the effective tax rate used for calculating deferred tax assets and deferred tax liabilities will be increased from 30.62% to 31.52% for the reversal of temporary differences arising in fiscal years beginning on or after April 1, 2026. The impact of this change in the effective tax rate is immaterial.

The accounting treatment and disclosure of corporate tax, local tax and tax effect accounting are based on "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (ASBJ Practical Issue Task Force No. 42, August 12, 2021).

**&lt;Notes to Per Share Information&gt;**
Net assets per share:               1,648.03  yen
Earnings per share:                  248.39  yen

(Note)       On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. Net assets per share and Earnings per share were calculated, assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2025.

**Certified Copy of the Accounting Auditor's Report of Consolidated Financial Statements**

**Independent Auditor's Report**

May 8, 2025

To the Board of Directors of
Sumitomo Mitsui Financial Group, Inc.:

KPMG AZSA LLC
Tokyo Office, Japan

Takashi Kondo
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Toshihiro Ozawa
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Bumbee Nishi
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

**Opinion**
We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, a summary of significant accounting policies and other explanatory information of Sumitomo Mitsui Financial Group, Inc. ("the Company") and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2025 and for the year from April 1, 2024 to March 31, 2025 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

**Basis for Opinion**
We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Other Information**
The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee are responsible for overseeing the corporate executive officers and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

**Responsibilities of Management and The Audit Committee for the Consolidated Financial Statements**
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee are responsible for overseeing the corporate executive officers and the directors' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements**
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures depends on the auditor's judgment.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.
• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
• Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
• Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with accounting standards generally accepted in Japan, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
• Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purpose of the group audit. We remain solely responsible for our audit opinion.

We communicate with The Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide The Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

**Interest required to be disclosed by the Certified Public Accountants Act of Japan**
We do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

**Notes to the Reader of Independent Auditor's Report:**
The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act for the conveniences of the reader.